UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2015

Commission File Number: 001-35370

Luxfer Holdings PLC (Name of registrant) Anchorage Gateway Anchorage Quay Salford M50 3XE England (Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ____

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes ☐     No ☑

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luxfer Holdings PLC

(Registrant)

Date: August 7, 2015

By: /s/ Linda Seddon

      Linda Seddon

Authorized Signatory for and on behalf of
Luxfer Holdings PLC

EXHIBIT INDEX

Exhibit No	Description of Exhibit
99.1	Letter to Shareholders dated August 7, 2015 – Resignation of Former Auditor and Appointment of New Auditor
99.2	Notice of Appointment of New Auditor dated August 7, 2015
99.3	Letter from Former Auditor dated August 7, 2015